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[SUNAMERICA LOGO]


VIA EDGAR
October 4, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-174625 and 811-03859

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-174626 and 811-08810


Dear Madam or Sir:

         As a result of additional comments received from the Staff today after Registrant's pre-effective amendments were filed on September 28, 2011, Registrant is filing the attached prospectus supplement in response to those comments. The supplement will also be filed pursuant to Rule 497.

         If you have any questions, please contact me at 310-772-6545.



Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi
Vice President and Assistant General Counsel


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                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            VARIABLE SEPARATE ACCOUNT

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          FS VARIABLE SEPARATE ACCOUNT

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                                SUPPLEMENT TO THE
                POLARIS ADVANTAGE II VARIABLE ANNUITY PROSPECTUS
                              DATED OCTOBER 3, 2011

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The following replaces the Free Look paragraph on page 4 of Highlights section and the second paragraph on page 12 of the Free Look section:

You may cancel your contract within 10 days after receiving it (or whatever period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request minus any Payment Enhancement. The contract value refunded may be more or less than your original Purchase Payments. If your contract was issued as an IRA or if required by certain states, we will return the greater of your original Purchase Payment(s) or the contract value minus any Payment Enhancements. However, should there be any loss in of value associated with the Payment Enhancement if you cancel your contract during the Free Look period, we will bear that loss. We will return your original Purchase Payments if required by law.

We have filed a pending application requesting the required exemptive relief to permit the recapture of the Payment Enhancement under certain circumstances with the Securities and Exchange Commission ("SEC"). If and when we receive such an exemptive order, you will bear any loss on the value of the Payment Enhancement during the Free Look period. For more information, please see PAYMENT ENHANCEMENTS below.

The following replaces the last paragraph of the Payment Enhancement Recapture section on page 10 and is added as the first paragraph in that section:

We have filed a pending application requesting the required exemptive relief to permit the recapture of the Payment Enhancement under the circumstances outlined below with the Securities and Exchange Commission ("SEC"). You will not bear any loss on the value of the Payment Enhancement during the Free Look period and we will not recapture the Payment Enhancement outside of the Free Look Period until we receive such an exemptive order.

The following is added as the second to last paragraph on page 40 preceding the bolded paragraph in the Death Benefit section:

We have filed a pending application requesting the required exemptive relief with the Securities and Exchange Commission ("SEC") to permit the recapture of Payment Enhancements from the death benefit amount if death occurs during the first 12 months following the contract issue date as further described below. We will not recapture the Payment Enhancement if a death occurs in the first 12 months following the contract issue date until we receive such an exemptive order.

Dated:  October 4, 2011

                Please keep this Supplement with your Prospectus.